CERTIFICATE OF QUALIFIED PERSON

Michael G. Hester

As a co-author of this report on certain mineral properties of Western Copper Corp., in the Yukon Territory of Canada, I, Michael G. Hester, Vice President and Principal Mining Engineer of Independent Mining Consultants, Inc. (IMC) of 3560 E. Gas Road, Tucson, Arizona, 85714, USA, phone number (520) 294-9861, do hereby certify that:

1. This certificate applies to the Technical Report titled "Technical Report, Casino Project Pre-Feasibility Study Update, Yukon Territory, Canada", dated April 29, 2011;

2. I hold the following academic qualifications:

B.S. (Mining Engineering)	University of Arizona	1979
M.S. (Mining Engineering)	University of Arizona	1982

3. I am a Fellow of the Australian Institute of Mining and Metallurgy (FAusIMM #221108), a professional association as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101". As well, I am a member in good standing of the following technical associations and societies:

   Society for Mining, Metallurgy, and Exploration, Inc. (SME Member #1423200)
   The Canadian Institute of Mining, Metallurgy and Petroleum (CIM Member # 100809)

4. I have worked in the minerals industry as an engineer continuously since 1979, a period of 32 years;

5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. I am a founding partner, Vice President, and Principal Mining Engineer for Independent Mining Consultants, Inc. (IMC), a position I have held since 1983. I have also been employed as an Adjunct Lecturer at the University of Arizona (1997-1998) where I taught classes in open pit mine planning and mine economic analysis. I was also employed as a staff engineer for Pincock, Allen & Holt, Inc. from 1979 to 1983.

6. I have read NI 43-101 and this technical report has been prepared in compliance with the instrument;

7. I am responsible for the mineral reserve statement presented in this report and the development of the mine plan on which it was based (Sections 1.19.9 and 1.25.1). I also developed the mine capital and operating costs presented in the study (portions of Sections 1.25.5 and 1.25.6). I visited the Casino site for one day on July 22, 2008 to review conditions at the site. I also developed mine plans and cost estimates for the project for a scoping study done by Pacific Sentinel in 1995.

8. I am independent of the parties involved in the transaction for which this report is required using the tests in section 1.4 of NI 43-101;

9. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading;

10. I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 29th day of April, 2011

Michael G. Hester, FAusIMM